EXHIBIT 3.2

PROPOSED AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

AARON’S, INC.

The Amended and Restated Bylaws of Aaron’s, Inc. are hereby amended as follows:

1. Section 2 of Article III is hereby amended and restated in its entirety as follows:

“Section 2. Number, Election and Term. The number of directors which shall constitute the whole board shall be at least 3; the exact number to be fixed from time to time by resolution of the board of directors, but no decrease shall have the effect of shortening the term of an incumbent director. Commencing at the annual meeting of shareholders to be held during the fiscal year ending December 31, 2014, and at each annual meeting of shareholders thereafter, directors will be elected for a term of office to expire at the next succeeding annual meeting of shareholders. Each director whose term does not expire at the annual meeting of shareholders to be held during the fiscal year ending December 31, 2014, will hold office until the annual meeting of shareholders for the fiscal year in which such director’s term expires. Each director shall hold office until the expiration of his or her respective term of office and until his or her successor is duly elected and qualified or until his or her earlier resignation, removal from office or death. The directors shall be elected by a majority of the votes cast at the annual meeting of shareholders at which a quorum is present; provided, however that directors shall be elected by a plurality of the votes cast at such meeting for which (a) the president receives a notice that a shareholder has nominated a candidate for election to the board of directors in compliance with the advance notice requirements for shareholder nominees for director set forth in Article III, Section 3; and (b) such nomination has not been withdrawn by such shareholder on or prior to the tenth (10th) day preceding the date that the corporation first mails its notice of meeting for such meeting to the shareholders. A majority of the votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. The following shall not be a vote cast: (1) a share otherwise present at the meeting but for which there is an abstention and (2) a share otherwise present at the meeting as to which a shareholder gives no authority or discretion, including “broker non-votes.”

In the event an incumbent director fails to receive a majority of the votes cast (unless, pursuant to the immediately preceding paragraph, the director election standard is a plurality of the votes cast), the incumbent director shall promptly tender his or her resignation to the board of directors. The Nominating and Corporate Governance Committee of the board of directors will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken. The board of directors, taking into account the recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept or reject such resignation, or what other action should be taken, within 100 days from the date of the certification of election results. Directors shall be natural persons who have attained the age of 18 years, but need not be residents of the State of Georgia.”